SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A9	Page 2 of 5

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A9	Page 3 of 5

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
OO

2 Mrs. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Mrs. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A9

This constitutes Amendment No. 9 (the “Amendment No. 9”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 9 is to report that TAR SITO LendCo LLC (“TAR LendCo”) - - the senior secured lender of the Issuer - - and TAR Holdings, LLC (“TAR Holdings” and, together with TAR LendCo, “TAR”) - - the largest stockholder of the Issuer - - believe that the terms of the proposed equity offering (the “Offering”) and management compensation packages (the “Compensation Packages” and, together with the Offering, the “Transactions”) that were purportedly approved by the Board and announced by the Issuer on July 24, 2017 are egregious, non-market, and not in the best interests of the Issuer and its constituents. Moreover, TAR believes that the terms of the Transactions clearly show that members of the Board and management are acting to further their individual interests at the expense of the Issuer’s stockholders.

The terms of the Transactions are highly onerous to the Issuer and confirm the Board’s self-serving goals. Among other things, (i) the Compensation Packages include exorbitant salaries, bonuses, and non-performance based equity grants for members of management that are much greater than those in comparable public companies (and without any evidence of a track record of exceptional performance warranting such compensation), (ii) the Offering is severely underpriced at a significant discount to the Issuer’s actual equity value, (iii) the Offering is not available to all stockholders of the Issuer and, therefore, would be highly dilutive to the Issuer’s stockholders at the proposed Offering price of $5.00, (iv) the proposed use of the proceeds of the Offering to pre-pay the Secured Note is unnecessary and unreasonable, due, among other things, to TAR LendCo’s repeated proposals to restructure the amounts outstanding under the Secured Note on more favorable terms to the Issuer (which the Board has completely ignored), and (v) upon information and belief, the Offering was not “shopped” or “marketed” at all to determine whether the Issuer could obtain better financing terms from other parties (including TAR).

TAR believes that the proposed Transactions, the Board’s unwillingness to engage in good faith discussions with TAR LendCo with respect to a restructuring of the Secured Note and other financing options, and the Issuer’s continuing breaches and defaults of the Loan Documents (including, without limitation, (i) the Issuer’s failure to monetize the Issuer’s patent portfolio, which TAR believes could value $5 million or more, and (ii) the Board’s refusal to provide TAR with information regarding the Issuer’s patents as demanded by TAR on July18, 2017), provide unequivocal evidence of the Board’s incompetence to govern the Issuer properly and in a means best suited to maximize the value of the Issuer’s business. Moreover, TAR also believes that the foregoing clearly show that members of the Board and members of management are not acting in good faith in the Issuer’s best interests and that members of the Board and management are in breach of their fiduciary duties to the Issuer and its stockholders. As additional evidence of such lack of good faith, it has come to TAR’s attention that Mr. Brent Rosenthal, the Chairman of the Board of the Issuer, also serves on the board of directors of comScore, Inc., a direct competitor of the Issuer. TAR believes that Mr. Rosenthal’s service on comScore’s board presents a conflict of interest that requires Mr. Rosenthal’s immediate resignation (or removal) from the Board. In fact, TAR believes that Mr. Rosenthal’s conflict of interest and relationship with comScore may have already led Mr. Rosenthal to favor comScore over the Issuer in connection with various contracts, including comScore’s collaborations with xAd4 and Tru-Optik,5 each of which were entered into while Mr. Rosenthal was a member of the Issuer’s Board.

4 See https://www.mediapost.com/publications/article/278987/xad-teams-with-comscore-for-mobile-attribution-sol.html.

5 See http://www.prweb.com/releases/2017/07/prweb14530244.html

Notwithstanding the incompetence and lack of good faith by members of the Board and management, TAR continues to believe in the Issuer’s business. Indeed, TAR LendCo has repeatedly offered to refinance the Secured Note on terms more favorable to the Issuer, to waive the defaults outstanding under the Secured Note, and provide the Issuer with more runway and flexibility. TAR has also repeatedly asked the Board for abolishment of, or a waiver under, the Issuer’s Section 382 Tax Benefits Preservation Plan dated April 3, 2017 (the “Poison Pill”) to permit TAR to acquire approximately 9.9% of additional shares of the Common Stock. The Board has completely ignored TAR’s requests and proposals.

As further evidence of TAR’s confidence in the Issuer, and TAR’s strong belief that the terms of the Offering would significantly harm the Issuer’s stockholders, TAR is ready and willing to propose an alternative to the Offering that would be accretive, rather than detrimental, to stockholder value. Specifically, and subject to reasonable and standard terms and conditions, TAR would be willing to either (i) backstop an equity raise on the same terms as the Offering, except that the Offering would be available to ALL of the Issuer’s stockholders on a pro rata basis, rather than certain investors hand-chosen by the Board, or (ii) exchange their Secured Note into new indebtedness that (a) is convertible into Common Stock at a price of $8.00 per share (representing a significant premium to the Offering Price), (b) extends the maturity date two (2) years beyond the present maturity date of the Secured Note, (c) loosens covenant restrictions to permit the Issuer to enter into a secured working capital facility in a reasonable amount (and to allow the Issuer access to the capital markets on beneficial terms), and (d) grants the Issuer more flexibility to monetize its patent portfolio.

Notwithstanding the repeated good faith attempts by TAR to work positively with the Issuer, the Issuer and its management inexplicably have ignored TAR. Such actions by the Issuer’s Board and management apparently have led to the egregious and self-serving terms proposed in the Transactions. TAR believes that such actions constitute a dereliction of members of the Board’s duties to the Issuer and its stockholders. If the Issuer does not immediately cease the attempted consummation of the Transactions, including the onerous Compensation Packages and the dilutive and detrimental equity Offering, TAR LendCo and TAR Holdings expressly reserve all of their respective rights to take any actions necessary and appropriate to protect their interests (including, among other things, (i) foreclosing on the collateral securing the Secured Loan, (ii) seeking injunctive relief restraining the Issuer from consummating the Transactions, and (iii) commencing suit against members of the Board and management for breach of their fiduciary duties).

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member